Filed by:  Globix Corporation
                                                    Pursuant to Rule 425 under
                                        the Securities Act of 1933, as amended

                                   Subject company:  NEON Communications, Inc.
                                                       File Number:  021-51861




         GLOBIX CORPORATION TO MERGE WITH NEON COMMUNICATIONS, INC.

   Merger to Create Hosting, Managed Applications and Network Services Company
               With Over 1,500 Customers, Diversified Revenue Base
                    and Fiber Infrastructure in Major Markets

New York, NY July 19, 2004 - Globix Corporation (OTCBB:GBXX), a provider of managed applications and hosting services, announced today the execution of a definitive merger agreement with NEON Communications, Inc. ("NEON"), a privately held provider of optical networking services for customers in the Northeast and mid-Atlantic markets. NEON's revenue for the year ended December 31, 2003 was $41.6 million. Globix revenue for the year ended September 30, 2003 was $60.2 million. As a result of the merger, NEON will become a wholly owned subsidiary of Globix, and holders of NEON common stock and warrants will receive approximately 27.6 million shares of Globix common stock, representing approximately 56.7% of the outstanding shares of common stock of the combined company. The current owners of Globix common stock are expected to continue to hold approximately 81% of the Globix common stock following the merger, due to cross ownership between the two companies.

The transaction is subject to a number of conditions, including approval of the merger by NEON stockholders, the registration of the Globix common stock and preferred stock to be issued in the merger and other regulatory approvals.

Under the merger agreement, holders of NEON common stock, options and warrants will receive 1.2748 shares of Globix common stock for each share of common stock, options or warrants owned by the holder. At the closing, the combined company's cash will be used to redeem one third of its preferred stock and accrued dividends at closing and Globix will issue convertible preferred stock for the balance. Assuming a September 30, 2004 closing, NEON preferred stockholders will receive in the aggregate approximately $5.1 million in cash and approximately 1,152,948 shares of a class of Globix preferred stock to be created in the merger, having an aggregate liquidation value of approximately $10.2 million. The new Globix preferred stock will vote together with the common stock and will be convertible into shares of Globix common stock. The Globix preferred stock will accrue dividends at a rate of 12% per annum and will be redeemable only at the option of Globix, and at the option of the holders upon a change in control. The merger





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is  also  conditioned  upon a debt  for  equity  exchange  where,  in a  private transaction, certain of Globix's senior secured note holders will exchange $12.5 million in principal and accrued interest of its 2008 senior notes for approximately 4,545,455 shares of Globix common stock.

The merger agreement calls for the Board of Globix to include 4 members of the Board of Directors of NEON, 4 members of the current Globix Board and 1 member who currently serves on both the Globix and the NEON Boards.

Following the merger, Globix will continue its business and operations and will incorporate NEON's brand name and operations. The combined company will have offices in New York, Boston, Washington, D.C., Atlanta, Santa Clara, California, and London, as well as network presence in Chicago, Los Angeles, Seattle, Atlanta, New York, Washington DC., London and throughout markets in the telecommunications corridor of the 12 state Northeast and mid-Atlantic regions. Data center locations will be in New York, Atlanta, Santa Clara, California and London as well as remote data center and co-location sites integrated along NEON's fiber network in New York, Baltimore, Philadelphia, northern New Jersey and throughout New England. The combined company expects to maintain its' respective network operation centers to insure network and systems performance in conjunction with all service level agreements.

Describing the impact of the merger, Pete Stevenson, President and CEO of Globix stated, "The merger creates a win-win for the combined companies' investors and customers. It's a merger consistent with our growth plans and provides a significant level of vertical integration for the combined entity. We expect that cost savings achieved by combining operations will help fuel the growth of new transport, IP and value added services."

"By combining the talented work forces, systems, products and capital resources of each company we will be in a good position to continue NEON's network development and integrate Globix's IP and infrastructure management services with ours for expansion into additional markets", stated Steve Courter, Chairman and CEO of NEON.

About NEON:
NEON Communications, Inc. (http://www.neoninc.com) is a privately held facilities-based wholesale provider of high bandwidth, advanced optical networking solutions and services to communications companies and enterprise customers on intercity, regional, and metro networks in the Northeast and mid-Atlantic markets. The Company's corporate headquarters is located at 2200 West Park Drive, Westborough, Massachusetts 01581.

About Globix:
Globix (http://www.globix.com) (OTCBB:GBXX) is a leading provider of application, media and infrastructure management services. Globix provides flexible business solutions which combine skills, support, technology and experience to enable our customers to use the Internet as a way to provide business benefits and sustain a competitive advantage. By managing complex applications, media and infrastructure



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environments, we help our clients protect Internet revenue streams, improve user satisfaction and reduce technology operating costs and risks. Our clients include operating divisions of Fortune 100 companies as well as mid-sized enterprises in a number of vertical markets including media and publishing, technology, financial services, health care and government. Globix and its subsidiaries have operations in New York, NY, London, UK, Santa Clara, CA, Fairfield, NJ, Reston, VA and Atlanta, GA.

Where to Find Additional Information about the Transaction
This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell Globix shares. Globix will file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4, including a proxy statement/prospectus relating to the NEON stockholders meeting and the issuance of the Globix common stock in connection with the merger. Investors and stockholders of NEON and Globix are urged to read these documents carefully when they become available because they will contain important information about Globix, NEON and the proposed transaction. Investors and stockholders of NEON and Globix can obtain these documents when they are filed and become available free of charge from the SEC's website at www.sec.gov. A free copy of these documents (when they become available), and any other document filed by Globix with the SEC, may also be obtained from Globix upon written request or from Globix's website at www.globix.com.

Globix, NEON and their respective directors and officers may be deemed participants in the solicitation of proxies from stockholders of NEON with respect to the transactions contemplated by the merger agreement. A description of any interests that they may have in transaction will be included in the proxy statement/prospectus.

Risk Factors and Forward-Looking Information
This press release  contains  forward-looking  statements  within the meaning of
Section 21E of the Securities and Exchange Act of 1934. These statements are based on current information and expectations and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those expressed or implied in the forward-looking statements. These risks and uncertainties include: the company's ability to retain existing customers and attract new customers; its ability to match its operating cost structure with revenue to achieve positive cash flow; the sufficiency of existing cash and cash flow to complete the company's business plan and fund its working capital requirements; the insolvency of vendors and other parties critical to the company's business; the company's existing debt obligations and history of operating losses; its ability to integrate, operate and upgrade or downgrade its network; the company's ability to recruit and retain qualified personnel needed to staff its operations; potential market or technological changes that could render the company's products or services obsolete; changes in the regulatory environment; and other changes that are discussed in the company's Annual Report on Form 10-K and other documents that the company files with the SEC.

Media Contacts:



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Chris Capra / Paul Del Colle
Lotus Public Relations
212-922-5885
chris.capra@lotus-pr.com / paul.delcolle@lotus-pr.com





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